                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 1)*

                          QUINTILES TRANSNATIONAL CORP.
                                (Name of Issuer)

                    COMMON SHARES, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   748767 10 0
                                 (CUSIP Number)

                                  Adam M. Fiore
                                 Clifford Chance
                              200 Aldersgate Street
                                 London EC1A 4JJ
                                    England
                               (44-171) 282-7761
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                       March 12, 1997 and December 9, 1997
            (Date of Events which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

           * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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
CUSIP NO. 748767 10 0                                                                                Page 2 of 8


-----------------------------------------------------------------------------------------------------------------
       1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
              Barrie Stevens Haigh
 .----------------------------------------------------------------------------------------------------------------
       2)     Check the Appropriate Box if a Member of a Group (See Instructions) :
              (a)
              (b)    X
-----------------------------------------------------------------------------------------------------------------
       3)     SEC Use Only
-----------------------------------------------------------------------------------------------------------------
       4)     Source of Funds (See Instructions): OO
-----------------------------------------------------------------------------------------------------------------
       5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
              2(d) or 2(e)
-----------------------------------------------------------------------------------------------------------------
       6)     Citizenship or Place of Organization:   United Kingdom
-----------------------------------------------------------------------------------------------------------------

Number of Shares         7)  Sole Voting Power           6,325,616
Beneficially Owned by    ----------------------------------------------------------------------------------------
Each Reporting Person    8)  Shared Voting Power         0
With                     ----------------------------------------------------------------------------------------
                         9)  Sole Dispositive Power      6,325,616
                         ----------------------------------------------------------------------------------------
                         10) Shared Dispositive Power    0
                         ----------------------------------------------------------------------------------------


       11)    Aggregate Amount Beneficially Owned by Each Reporting Person   6,325,616
-----------------------------------------------------------------------------------------------------------------
       12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------------------------------------------------------
       13)    Percent of Class Represented by Amount in Row (11) :  8.6%
-----------------------------------------------------------------------------------------------------------------
       14)    Type of Reporting Person (See Instructions) : IN
-----------------------------------------------------------------------------------------------------------------

CUSIP NO. 748767 10 0                                                                                Page 3 of 8

-----------------------------------------------------------------------------------------------------------------
       1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
              Stella Dorothy Haigh
 .----------------------------------------------------------------------------------------------------------------
       2)     Check the Appropriate Box if a Member of a Group (See Instructions) :
              (a)
              (b)    X
-----------------------------------------------------------------------------------------------------------------
       3)     SEC Use Only
-----------------------------------------------------------------------------------------------------------------
       4)     Source of Funds (See Instructions): OO
-----------------------------------------------------------------------------------------------------------------
       5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
              2(d) or 2(e)
-----------------------------------------------------------------------------------------------------------------
       6)     Citizenship or Place of Organization:   United Kingdom
-----------------------------------------------------------------------------------------------------------------

Number of Shares         7)  Sole Voting Power           524,370(1)
Beneficially Owned by    ----------------------------------------------------------------------------------------
Each Reporting Person    8)  Shared Voting Power         0
With                     ----------------------------------------------------------------------------------------
                         9)  Sole Dispositive Power      524,370(1)
                         ----------------------------------------------------------------------------------------
                         10) Shared Dispositive Power    0
                         ----------------------------------------------------------------------------------------


       11)    Aggregate Amount Beneficially Owned by Each Reporting Person   524,370(1)
-----------------------------------------------------------------------------------------------------------------
       12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------------------------------------------------------
       13)    Percent of Class Represented by Amount in Row (11) :  0.7%
-----------------------------------------------------------------------------------------------------------------
       14)    Type of Reporting Person (See Instructions) : IN
-----------------------------------------------------------------------------------------------------------------


-------------

(1) 14,055 Shares are held under the name of Stella Freeman, the maiden name of Stella Dorothy Haigh.



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CUSIP NO. 748767 10 0                                                Page 4 of 8

This amendment No. 1 (the "Amendment") amends and supplements the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on December 9, 1996, jointly by Barrie Stevens Haigh and Stella Dorothy Haigh (together the "Reporting Persons"), with respect to the common stock, par value $0.01 per share ("Shares"), of Quintiles Transnational Corp., a North Carolina corporation (the "Company"). The term "Pre-split Shares" shall refer to Shares before the two-for-one stock split was effected by the Company as of December 1, 1997 and the terms "Post-split Shares" and, for absence of doubt, "Shares" shall refer to the Shares after such two-for-one stock split was effected by the Company.


Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

This Amendment is filed jointly by the Reporting Persons.

The name, residence address, business address, principal occupation or employment and citizenship of each of the Reporting Persons is set forth below.

Name:                       Barrie Stevens Haigh
Residence Address:          Chimneys
                            Winter Hill
                            Cookham Dean
                            Berkshire SL6 9TN
                            England
Business Address:           Turville Court Estate
                            Turville Heath
                            Nr. Henley-on-Thames
                            Oxon RG9 6JT
                            England
Principal occupation:       Company Director
Citizenship:                United Kingdom

Name:                       Stella Dorothy Haigh
Residence Address:          Chimneys
                            Winter Hill
                            Cookham Dean
                            Berkshire SL6 9TN
                            England
Business Address:           None
Principal occupation:       None
Citizenship:                United Kingdom

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.




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CUSIP NO. 748767 10 0                                                Page 5 of 8

Item 4. Purpose of Transactions

Item 4 is hereby amended and supplemented by adding the following after the last paragraph:

In accordance with the terms of the Registration Rights Agreement (as amended by the Supplemental Agreement No. 1 ("Supplement No. 1"), dated as of February 11, 1997, by and among the Company and certain shareholders of the Company named therein, including the Reporting Persons, the Barrie Haigh Children's Settlement No. 1 (1991) ("Settlement No. 1") and the Barrie Haigh Children's Settlement No. 2 (1993) ("Settlement No. 2")), the Company has filed (i) a registration statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act") on February 7, 1997 (File No. 333-21393), which was amended by Amendment No. 1 on February 12, 1997, and was declared effective on March 6, 1997, registering 4,600,000 Pre-split Shares, and (ii) a registration statement pursuant to Rule 462(b) under the Securities Act, increasing the amount of the Pre-split Shares registered by 920,000 Pre-split Shares, on March 6, 1997 (File No. 333-22921, together with the registration statement on File No. 333-21393 and in each case as amended, the "March Registration Statements") which became effective upon filing, registering an aggregate of 5,520,000 Pre-split Shares, including the Pre-split Shares owned by the Reporting Persons, Settlement No. 1 and Settlement No. 2, to be sold in connection with a public offering (the "March Offering") pursuant to an Underwriting Agreement (U.S. Version) (the "U.S. Underwriting Agreement") and an Underwriting Agreement (International Version) (the "International Underwriting Agreement" and together with the U.S. Underwriting Agreement, the "March Underwriting Agreements"), each dated as of March 6, 1997, by and among the Company, the selling shareholders named therein, including Reporting Persons, Settlement No. 1 and Settlement No. 2 (the "March Selling Shareholders"), and the underwriters named therein (the "March Underwriters"). Pursuant to each of the U.S. Underwriting Agreement and the International Underwriting Agreement, the March Selling Shareholders agreed to sell, and the March Underwriters agreed to purchase, up to 3,840,000 Pre-split Shares and 960,000 Pre-split Shares, respectively, and, at the election of the March Underwriters, additional 576,000 Pre-split Shares and 144,000 Pre-split Shares, respectively, subject to the respective terms and conditions of each of the March Underwriting Agreements.

A copy of each of the March Underwriting Agreements is included as Exhibit 1.01 and Exhibit 1.02, respectively, to the March Registration Statements. In addition, a copy of the Supplement No. 1 is included as an Exhibit to the Company's Form 8-K, dated March 5, 1997.

In connection with the March Offering, each of the Reporting Persons, Settlement No. 1 and Settlement No. 2 agreed with the Company and Goldman Sachs & Co. in Lock-up Agreements, each dated February 6, 1997, not to offer or sell any securities of the Company for 90 days from the date of the final prospectus relating to the March Offering without the prior written consent of Goldman Sachs & Co., except for the Pre-split Shares offered in the March Offering and subject to certain other exceptions. The Lock-Up Agreements, as of the date of this Amendment, are no longer operative.

In accordance with the terms of the Registration Rights Agreement (as amended by Supplement No. 1 and the Supplemental Agreement No. 2 ("Supplement No. 2"), dated as of June 10, 1997, by and among the Company and certain shareholders of the Company named therein, including the Reporting Persons, Settlement No. 1 and Settlement No. 2, collectively

CUSIP NO. 748767 10 0                                                Page 6 of 8

and as amended, the "Amended Registration Rights Agreement")), the Company has filed a registration statement on Form S-3 under the Securities Act on June 10, 1997 (File No. 333- 28919), which was amended on June 30, 1997 and declared effective on July 1, 1997 (the "June Registration Statement"), registering 1,412,298 Pre-split Shares, including Pre-split Shares owned by Settlement No. 1 and Settlement No. 2. In brokered transactions that closed on September 9, 1997, Settlement No. 1 and Settlement No. 2 sold a total of 100,000 Pre-split Shares that were registered in the June Registration Statement.

A copy of Supplement No. 2 is included as Exhibit 4.08 to the June Registration Statement.

In addition, as part of the arrangement which ended Barrie Stevens Haigh's employment with the Company, he entered into a letter agreement with the Company (the "Letter Agreement"). The following summary of certain terms and conditions of the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement which has been filed with the Commission as Exhibit
4.08 to the Company's registration statement on Form S-3 under the Securities Act filed on October 17, 1997 (File No. 333-38181), which was declared effective on October 21, 1997 (the "October Registration Statement") and which is incorporated by reference herein.

Under the Letter Agreement, Barrie Stevens Haigh was granted the right to cause the Company, subject to the terms and conditions of Section 2.6 (subject to certain exceptions), Section 4(a) and Section 7 of the Amended Registration Rights Agreement and certain other conditions, to register such number of additional Pre-split Shares with the Commission to permit Barrie Stevens Haigh to sell up to 1,500,000 Pre-split Shares (or 3,000,000 Post-split Shares) of the Company in a public offering of such securities. As contemplated by the Letter Agreement, the Company filed the October Registration Statement which was declared effective on October 21, 1997. On November 26, 1997 the Company filed a Form 8-K which disclosed that as of December 1, 1997, a two-for-one stock split would be effected in the Pre-split Shares. In accordance with Rule 416(b) under the Securities Act, the number of Pre-split Shares registered under the June Registration Statement and the October Registration Statement that were unsold at the time of the stock split would be deemed to have doubled.

As generally contemplated by the Letter Agreement, Post-split Shares that were registered on the June Registration Statement and the October Registration Statement which were owned by the Reporting Persons, Settlement No. 1 and Settlement No. 2 were sold in connection with a public offering in December 1997 (the "December Offering"). The December Offering was conducted pursuant to an Underwriting Agreement, dated as of December 4, 1997, by and among the Company, the Reporting Persons, Settlement No. 1 and Settlement No. 2 (the "December Selling Shareholders"), and the underwriter named therein (the "December Underwriter") under which the December Selling Shareholders agreed to sell, and the December Underwriter agreed to purchase, up to 2,400,000 Post-split Shares and, at the election of the December Underwriter, additional 360,000 Post-split Shares, subject to the terms and conditions of the December Underwriting Agreement. The Company filed a prospectus supplement, dated December 4, 1997, to both the June Registration Statement and the October Registration Statement in connection with the December Offering.

A copy of the December Underwriting Agreement is included as Exhibit 1.01 to Company's Form 8-K dated December 11, 1997.

CUSIP NO. 748767 10 0                                                Page 7 of 8


Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

Each Reporting Person is deemed to beneficially own the number of Shares and, based on information contained in the most recent publicly available filings of the Company with the Commission, the percentage of outstanding Shares listed in the responses to Items 11 and 13, respectively, of pages two and three filed herewith relating to such Reporting Person. In addition, the numbers of Shares with respect to which each Reporting Person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power, are listed in the responses to Items 7, 8, 9 and 10, respectively, of pages two and three filed herewith relating to such Reporting Person.

Pursuant to the terms of the March Underwriting Agreements, at the closing of the March Offering in New York, New York, on March 12, 1997, each of the Reporting Persons, Settlement No. 1 and Settlement No. 2 sold to the March Underwriters at the price of $60.355 per Pre-split Share, the following amount of Pre-split Shares, respectively:

Barrie Stevens Haigh                                                   351,703
Stella Dorothy Haigh                                                   100,000
The Barrie Haigh Children's Settlement No. 1 (1991)                    150,000
The Barrie Haigh Children's Settlement No. 2 (1993)                    100,000

At the closing of the September Offering in New York, New York, on September 9, 1997, each of Settlement No. 1 and Settlement No. 2 sold in brokered transactions at the price of $77.20 per Pre-split Share, the following amount of Pre-split Shares, respectively:

The Barrie Haigh Children's Settlement No. 1 (1991)                     31,092
The Barrie Haigh Children's Settlement No. 2 (1993)                     68,908

Pursuant to the terms of the December Underwriting Agreement, at the closing of the December Offering in New York, New York, on December 9, 1997, each of the Reporting Persons, Settlement No. 1 and Settlement No. 2 sold to the December Underwriter at the price of $36.135 per Post-split Share, the following amount of Post-split Shares, respectively:

Barrie Stevens Haigh                                                 1,575,632
Stella Dorothy Haigh                                                   400,000
The Barrie Haigh Children's Settlement No. 1 (1991)                    200,000
The Barrie Haigh Children's Settlement No. 2 (1993)                    224,368

As a result of the December Offering, the Barrie Haigh Children's Settlement No. 1 (1991) and the Barrie Haigh Children's Settlement No. 2 (1993) do not own any Shares.

CUSIP NO. 748767 10 0                                                Page 8 of 8

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:-

In connection with the March Offering, each of the Reporting Persons, Settlement No. 1 and Settlement No. 2 entered into a Power of Attorney, appointing each of Ian M. Forrest and Christopher M. Masterson severally as attorneys-in-fact, to take actions and execute documents, including the March Underwriting Agreements, on behalf of such Reporting Person, Settlement No. 1 or Settlement No. 2, as the case may be, relating to the sale of the Pre-split Shares owned by such Reporting Person. Each of the Reporting Persons, Settlement No. 1 and Settlement No. 2 also entered into a Custody Agreement, each dated February 20, 1997, with First Union National Bank of North Carolina, as custodian, whereby each Reporting Person, Settlement No. 1 and Settlement No. 2 deposited with the custodian the share certificates representing the Pre-split Shares to be sold in the March Offering by such person.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 24, 1998



                                          /s/ Barrie Stevens Haigh
                                          ----------------------------
                                          Barrie Stevens Haigh




                                          /s/ Stella Dorothy Haigh
                                          ----------------------------
                                          Stella Dorothy Haigh